UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-10258
A.Full title of the plan and address of the plan, if different from that of the issuer named below:

Tredegar Corporation
Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION
See Appendix1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

Date:	June 16, 2022	By:	/s/ Kevin C. Donnelly
Kevin C. Donnelly
Vice President, General Counsel and Secretary
Employee Savings Plan Committee

Appendix 1
Tredegar Corporation Retirement
Savings Plan

Financial Report
December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee, Plan Administrator, and Plan Participants of the
Tredegar Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PBMares, LLP

We have served as the Plan’s auditor since 2002.

Richmond, Virginia
June 16, 2022

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

Assets	2021	2020
Investments, at fair value:
Money market fund	$1,092,217	$893,600
Mutual funds	119,988,175	116,048,006
Tredegar Corporation common stock	10,681,453	16,691,665
Self-directed brokerage account	2,994,547	3,028,860
Common collective trust	4,034,638	3,284,281
Total investments	138,791,030	139,946,412

Receivables:
Accrued dividends	108,720	88,999
Notes receivable from participants	2,349,767	2,995,797
Total receivables	2,458,487	3,084,796

Net assets available for benefits	$141,249,517	$143,031,208

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2021 and 2020

	2021	2020
Additions to net assets attributed to:
Investment income:
Interest and dividends	$4,106,976	$8,451,862
Net appreciation in fair value of investments	6,487,590	7,952,237
Total investment gain	10,594,566	16,404,099
Interest income on notes receivable from participants	136,249	179,781
Contributions:
Participants	5,465,191	6,732,016
Employer	3,325,996	3,953,923
Rollovers	473,964	631,856
Total contributions	9,265,151	11,317,795
Total additions	19,995,966	27,901,675

Deductions from net assets attributed to:
Administrative expenses	255,865	217,710
Benefits paid to participating employees	21,521,792	27,784,514
Total deductions	21,777,657	28,002,224
Net decrease	(1,781,691)	(100,549)

Net assets available for benefits:
Beginning of year	143,031,208	143,131,757
End of year	$141,249,517	$143,031,208

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 1.    DESCRIPTION OF PLAN

General

Tredegar Corporation and subsidiaries (collectively “Tredegar” or “the Company” or “Plan Sponsor”), which is primarily engaged in the manufacturing of aluminum extrusions, polyethylene films and polyester films, is a Virginia corporation. The Tredegar Corporation Retirement Savings Plan (“Plan”) was adopted by the Board of Directors of Tredegar (“the Board”) on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (“ERISA”). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia. Effective January 1, 2019, the Plan was amended to make the Plan a safe harbor 401(k) plan and eliminate after-tax contributions.

The Plan is administered by the Company. Plan assets are held by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's realized and unrealized gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Administrative Expenses

The Plan is responsible for all trustee and investment management fees. Participants are charged a pro-rated per-participant fee of $82.00. To cover additional expenses, participants are also charged 0.03% of annual plan-related expenses. Tredegar also pays for other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

Subsequent Events

The Plan has evaluated all events through June 16, 2022, the date the financial statements were issued and has determined that there were no subsequent events that require disclosure pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

NOTE 3.    CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her eligible base pay (as defined) ranging from a minimum of 1% to 75%. The 2021 and 2020 Tredegar matching contribution was $1.00 for every $1.00 a participant contributed up to 5% each payroll period.

With the exception of participants covered under certain collective bargaining agreements, employees are automatically enrolled in the Plan with a pre-tax contribution equal to 3% of base pay invested in the age appropriate target fund and automatically increased in the succeeding plan year until the contribution level is equal to 5% of base pay. Employees have the choice to waive automatic enrollment as well as automatic increase and contribute more or less in their choice of investment funds.

Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2021, the Plan offered twenty-five (25) mutual funds, one (1) common collective trust, one (1) money market fund and a self-directed brokerage account as investment options to participants. Investments also include the Tredegar Stock Fund, in which new investments are prohibited.

All employer matching contributions are allocated according to the participant's investment direction. If no selection is made, 100% is allocated to the applicable target date fund; the Plan's default funds, based on the participant's age and an estimated retirement age of 65. The Plan Sponsor may also make an additional discretionary match, to be determined by the Board. There were no such discretionary contributions for the years ended December 31, 2021 and 2020.

NOTE 4. FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Money market fund: Valued at market price, which is equivalent to $1 per unit.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Common/collective trust: A fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2021 and 2020, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2021
	Level 1	Total
Money market fund	$1,092,217	$1,092,217
Mutual funds	119,988,175	119,988,175
Common stock	10,681,453	10,681,453
Self-directed brokerage account	2,994,547	2,994,547
Total assets in the fair value hierarchy	$134,756,392	134,756,392
Investments measured at NAV		4,034,638
Total investments at fair value		$138,791,030

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Assets Measured at Fair Value on a Recurring Basis at December 31, 2020
	Level 1	Total
Money market fund	$893,600	$893,600
Mutual funds	116,048,006	116,048,006
Common stock	16,691,665	16,691,665
Self-directed brokerage account	3,028,860	3,028,860
Total assets in the fair value hierarchy	$136,662,131	136,662,131
Investments measured at NAV		3,284,281
Total investments at fair value		$139,946,412

The Plan did not hold any Level 2 or Level 3 investments as of December 31, 2021 and 2020.

Fair Value of Investments in Entities that Use NAV

The following tables summarize investments measured at fair value based on NAV per share at December 31, 2021 and 2020, respectively.

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust-Galliard Retirement Income Fund 45(1)	$4,034,638	N/A	Daily or monthly	None or 5 days

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust-Galliard Retirement Income Fund 45(1)	$3,284,281	N/A	Daily or monthly	None or 5 days

(1) Galliard Retirement Income Fund is an open-end fund incorporated in the United States that will be invested in the Galliard Managed Income Fund. This fund seeks to provide safety of principal, adequate liquidity and competitive yield with low return volatility.

NOTE 5.    FORFEITURES

On December 31, 2021 and 2020, forfeited nonvested accounts available to reduce future administrative expenses totaled $4,643 and $15,868, respectively. In 2021 and 2020, administrative expenses were reduced by $11,225 and $5,868, respectively.

NOTE 6.    RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Certain Plan investments are shares of stock in Tredegar. Tredegar is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as related party transactions.

The Plan also issues loans to participants, which are secured by the vested balances in the participant’s accounts.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 7.    INCOME TAX STATUS

The Plan received its latest determination letter on February 28, 2018, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any periods.

NOTE 8.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In 2020, management elected to implement certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and will execute a formal amendment within the time frame required by law. As part of the CARES Act, the Plan allowed for Coronavirus-related Distributions for all eligible employees of up to $100,000, without penalty. Eligible employees are not required to repay this distribution, but the Plan allows for them to repay their Plan account within three years of the date they received their distribution. In addition, the Plan allowed for a suspension of loan payments for all eligible employees until December 1, 2020. The suspended loan payments were restarted in 2021. The suspended loans were re-amortized, with new loan payment amounts and payoff dates.

NOTE 9.    PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 10.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2021	2020
Net assets available for benefits per financial statements	$141,249,517	$143,031,208
Adjustment for deemed distributed loans	(74,227)	(53,597)
Net assets available for benefits per the Form 5500	$141,175,290	$142,977,611

Net decrease per financial statements	$(1,781,691)	$(100,549)
Adjustment for deemed distributed loans	(20,630)	(18,225)
Net loss per Form 5500	$(1,802,321)	$(118,774)

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
EIN: 54-1497771 PN: 002

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Fidelity Government Cash Reserve	Money Market Fund	**	$1,092,217
	American Funds Europacific GR R6	Mutual Funds	**	1,578,395
	BlackRock Advantage Small Cap Core	Mutual Funds	**	913,063
	Carillon Eagle Mid Cap Growth I	Mutual Funds	**	2,417,132
	Fidelity Emerging Markets Index Fund	Mutual Funds	**	408,030
	Metropolitan West Total Return Bond M	Mutual Funds	**	1,239,995
	Vanguard Extended Market IDX ADM	Mutual Funds	**	3,387,641
	Vanguard Inflation-Protected Secs ADM	Mutual Funds	**	672,921
	Vanguard Institutional Index Fund	Mutual Funds	**	14,087,847
	Vanguard REIT Index - Admiral	Mutual Funds	**	565,114
	Vanguard Institutional Target Retirement Income	Mutual Funds	**	207,482
	Vanguard Institutional Target Retirement 2015	Mutual Funds	**	1,989,132
	Vanguard Institutional Target Retirement 2020	Mutual Funds	**	9,248,992
	Vanguard Institutional Target Retirement 2025	Mutual Funds	**	26,040,408
	Vanguard Institutional Target Retirement 2030	Mutual Funds	**	17,739,324
	Vanguard Institutional Target Retirement 2035	Mutual Funds	**	12,947,311
	Vanguard Institutional Target Retirement 2040	Mutual Funds	**	9,418,569
	Vanguard Institutional Target Retirement 2045	Mutual Funds	**	5,594,197
	Vanguard Institutional Target Retirement 2050	Mutual Funds	**	3,744,784
	Vanguard Institutional Target Retirement 2055	Mutual Funds	**	2,432,706
	Vanguard Institutional Target Retirement 2060	Mutual Funds	**	1,876,571
	Vanguard Institutional Target Retirement 2065	Mutual Funds	**	109,172
	Vanguard Target Retirement 2065	Mutual Funds	**	25,285
	Vanguard Total Bond Market Index ADM	Mutual Funds	**	1,691,892
	Vanguard Total Intl Stock Index Admiral	Mutual Funds	**	1,194,286
	Vanguard Total Intl Bond Index Admiral	Mutual Funds	**	457,926
	Galliard Retirement Income Fund 45	Collective/Common Trust	**	4,034,638
*	Tredegar Company Stock	Employer Stock	**	10,681,453
*	Various	Self Directed Brokerage Account	**	2,994,547
*	Participant loans	433 loans, maturing between January 2022 and November 2035 at 4.25% - 6.50% interest	$-0-	2,349,767
				$141,140,797
* Party-in-interest
** Cost omitted for participant directed investments

See report of independent registered public accounting firm.